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Exhibit 99.4

news release

FALCONBRIDGE PROVIDES UPDATE ON STATUS OF LABOUR NEGOTIATIONS

Toronto, Ontario — March 9, 2006 — Falconbridge Limited today provided the following update on labour negotiations occurring within the company:

Completed Negotiations

Agreements at Falcondo, the Horne smelter and St. Ann bauxite mine were achieved earlier in the year.

Falcondo

On February 17, Falcondo (Falconbridge Dominicana C. por A.) signed a letter of intent on the terms of a new collective agreement with its union, Sindicato Unido de Trabajadores de la Falconbridge Dominicana (SUTRAFADO). The terms of the agreement are retroactive to December 4, 2005.

The prior collective agreement expired in December 2005 and the company and the union agreed to negotiate beyond deadline, as was the case in the negotiation of prior agreements. The new agreement was achieved without work disruption and was ratified by employees on February 22.

Falcondo is a surface mining operation that has the capacity to produce 29,000 tonnes of nickel contained in ferronickel annually. Ferronickel is a combination of iron and nickel used almost exclusively by the stainless steel industry. The property is situated in the Dominican Republic, in the town of Bonao, 80 kilometres north of Santo Domingo. The facilities include a metallurgical treatment plant, a crude oil refinery and a 200-megawatt thermal power plant. Falconbridge owns 85.26% of the outstanding shares of Falcondo.

Horne Smelter

On March 1, Falconbridge signed an agreement in principle on a new collective agreement with Le Syndicat de travailleurs de la mine Noranda (CSN), the union representing approximately 380 workers at the Company's Horne smelter in Rouyn-Noranda, Quebec. The prior collective agreement expired the same day.

The new agreement was achieved without work disruption and was ratified by employees on March 3. The new collective agreement expires on March 1, 2009.

The Company is pleased that negotiations progressed constructively and that an agreement was reached without disruption. The Horne smelter is a custom copper smelter that uses both copper concentrates and precious metal-bearing recyclable materials as its feedstock to produce a 99.1% copper anode. In October 2005, the smelter returned to operating at full capacity. It processes 800,000 tonnes of copper and precious metal-bearing materials per year, yielding 180,000 tonnes of anode copper and 600,000 tonnes of sulphuric acid.

St. Ann Bauxite mine

In February, St. Ann's Union of Technical, Administrative and Supervisory Personnel reached an agreement with the company. There were no production disruptions during this time as a result of the negotiations. There are approximately 60 employees represented in the bargaining unit.

The contract is retroactively effective to January 1, 2004 and expires on December 31, 2007. The St. Ann Bauxite mine is located on the north coast of Jamaica in Discovery Bay. Falconbridge acquired a 50% interest in the mine in October 2004. The mine provides raw materials for Falconbridge's New Madrid, Missouri, primary aluminum reduction facility. Annual bauxite production capacity is 4.5 million tonnes of ore. The mine employs approximately 450 people.

Negotiations to be Completed

Ten additional collective agreements with Falconbridge will be negotiated during 2006. They are:

  •
  Brunswick Mine and Brunswick Smelter, New Brunswick — Contracts expired on February 28. The company and union locals agreed to negotiate beyond the contract expiry date, as was the case during the last negotiations in 2003. Both locations continue to operate normally.
  •
  General Smelting, Quebec — Contract expired January 31. The Company and union agreed to negotiate beyond the expiry of the contract. The facility continues to operate normally.
  •
  Bulk Handling Operation, Bathurst, New Brunswick — contract expires March 31
  •
  Raglan, Quebec — contract expires April 30
  •
  Lomas Bayas, Chile — contract expires April 30
  •
  Nikkelverk, Norway — contract expires May 31
  •
  Antamina, Peru — contract expires July 24
  •
  Norandal, Salisbury, North Carolina — contract expires November 20
  •
  Altonorte smelter, Chile — contract expires December 12

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information, please contact:

Ian Hamilton
Director, Communications and Public Affairs
Falconbridge Limited
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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Exhibit 99.4
FALCONBRIDGE PROVIDES UPDATE ON STATUS OF LABOUR NEGOTIATIONS